Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On January 13, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to certain business partners of NRG.
[NRG ENERGY, INC. LETTERHEAD]
January 13, 2009
I am writing to update you on the status of Exelon Corporation’s unsolicited exchange offer for all NRG shares. On January 7th, Exelon announced that 45.6% of NRG shares had been tendered into their offer, which has been extended until February 25, 2009.
The management and Board of Directors of NRG take very seriously all feedback we receive from our stockholders, both directly and indirectly. The feedback we have received over the past couple months causes us to conclude that many of our stockholders want to ensure that we not only would be receptive to a transaction that represented fair value for NRG stockholders, but also wish us to be proactive in this respect as well.
While NRG’s management and Board indeed are willing sellers or buyers at the right value, the current Exelon offer undervalues our Company, is dilutive on a cash flow basis, does not take into account NRG’s market position, growth prospects and strategic direction, and is subject to significant transactional risk in respect of which NRG stockholders are in no way compensated. Moreover, Exelon to date has failed to articulate a strategy for the combined company involving anything more than a single-minded focus on debt reduction in pursuit of better credit ratings, which we do NOT believe represents the best strategy for equity value optimization in this opportunity-rich market.
As you know, even in the current distressed economic environment, with depressed energy commodity prices but a new political dynamic, there is extraordinary opportunity for NRG—working together with like-minded partners, suppliers and customers—to respond to the enormous energy and environmental opportunities that present themselves to us. This we remain committed to and focused on, above all else.
Below you will find answers to some questions you may have regarding the Exelon situation. If you have any questions or concerns related to any of these matters, please do not hesitate to contact me.
Sincerely,

/s/ David Crane
David Crane
President and Chief Executive Officer
QUESTIONS & ANSWERS
1.	What did Exelon announce?

On January 7, Exelon announced the initial results in the first step of its unsolicited offer to exchange 0.485 of its shares for each outstanding share of NRG stock. According to Exelon, as of January 6, 45.6% of the outstanding NRG shares were tendered into Exelon’s exchange offer. Exelon also announced that it has extended the expiration date of the exchange offer to February 25, 2009.

2.	What does this announcement mean? Can Exelon now acquire NRG?

No. This announcement does NOT mean that Exelon can acquire NRG, and no shares have changed hands. Some news media and analyst reports have incorrectly stated that a 50% or higher tender assures a transaction will take place and that is not the case. The results that Exelon announced may be seen as similar to the results of a political poll, and by no means a binding commitment from stockholders.

Exelon can’t buy a single share of NRG stock until and unless all conditions are completed, among others: NRG and Exelon shareholder approval as well as federal approvals from the Department of Justice, FERC and NRC, and approval from the states of California, New York, Pennsylvania and Texas. Recently the California Public Utilities Commission rejected Exelon’s regulatory application on the grounds that the application was premature. In addition, the Delaware Public Service Commission and the Delaware Department of Natural Resources and Environmental Control recently filed comments with FERC expressing concern that Exelon’s application for approval is premature and hypothetical. Clearly, this process is subject to a lot of potential outcomes and at a minimum, could take up to one year.

3.	Why has Exelon extended the deadline for its exchange offer? Is this a common practice? Could Exelon extend again?

Since Exelon could not satisfy many of the conditions to its offer, it was forced to extend it or let it expire. It is not uncommon in situations like this for companies to extend an exchange offer. Indeed, Exelon has said it may extend the deadline of its exchange offer several times.

4.	What are the next steps for NRG?

NRG will continue its relentless focus to continue and build upon on our five-year track record of delivering on our business objectives—driving strong financial results off the existing business while growing core areas at value through intrinsic and extrinsic opportunities.

5.	What impact may Exelon’s announcement have on our RepoweringNRG initiatives?

The process itself will not impact our ability to move forward with our RepoweringNRG initiatives. What’s important is that we continue our highly successful day-to-day plant and commercial operations, and secondly, we must continue to execute on RepoweringNRG efforts, STP 3 and 4 and new no- and low-carbon initiatives. Continuing to make progress on those initiatives is key to our success.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 28, 2008, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.

The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.